July 19, 2005

VIA FAX:  (416) 947-4547 (without enclosure)
VIA COURIER

The Toronto Stock Exchange

The Exchange Tower

2 First Canadian Place

130 King Street West

Toronto, Ontario

M5X 1J2

Attention:

Steven Oliver

Dear Mr. Oliver:

Re:	Enterra Energy Trust (the "Trust") – Plan of Arrangement involving High Point Resources Inc. ("High Point") – Listing on the Toronto Stock Exchange (the "TSX")

We wish to give you notice pursuant to the Toronto Stock Exchange Company Manual that Enterra Energy Commercial Trust and Rocky Mountain Acquisition Corp. ("AcquisitionCo"), each a subsidiary of the Trust, have entered into an arrangement agreement with High Point Resources Inc. ("High Point") whereby all of the issued and outstanding common shares of High Point (the "Common Shares") will be acquired by AcquisitionCo pursuant to a plan of arrangement (the "Arrangement").  The trust units of the Trust (the "Trust Units") and the Common Shares are listed on the TSX.  The Trust Units are also listed on the NASDAQ.  Please accept this letter as the Trust's request for listing of the additional Trust Units to be issued pursuant to the Arrangement on the TSX.

The Arrangement will result in holders of Common Shares (other than U.S. persons, non-residents, tax-exempt shareholders and financial institutions) exchanging their Common Shares for 0.105 Units or 0.105 shares exchangeable into Trust Units ("Exchangeable Shares"), or a combination of Trust Units and Exchangeable Shares.  A maximum of 2,500,000 Exchangeable Shares will be issued.  We are not seeking a listing for the Exchangeable Shares.  High Point has entered into an agreement with each holder ("Optionholder") of options ("Options") to purchase Common Shares pursuant to which each Optionholder will exercise his Options prior to the effective date of the Arrangement or such Options will be cancelled and terminated for nominal consideration.

There are currently approximately 26,790,105 Trust Units, 79,972,531 Common Shares and 4,770,990 Options outstanding.  The value of the transaction is approximately US$250 million, including the assumption of approximately US$67 million of debt.

We hereby request your approval of the listing of up to approximately 8,898,071 additional Trust Units that may be issued pursuant to the Arrangement.  The completion of the Arrangement is subject to the receipt of all regulatory, shareholder and court approvals.  A meeting of the holders of Common Shares will be held on August 16, 2005 to consider and vote on the Arrangement, which will require approval by 66 2/3% of the total votes cast and by a majority of the votes cast after excluding the votes cast in respect of Common Shares beneficially owned, or over which control or direction is exercised, by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.  An information circular describing the Arrangement and providing prospectus-level disclosure on High Point and the Trust will be mailed to the holders of Common Shares on or about July 20, 2005.  Enclosed herewith is the proposed final version of that information circular.

Thank you in advance for your prompt handling of this matter.  Should you have any comments or questions with respect to this transaction, please call me at (403) 298-1872 or send an e-mail to jason.mccormick@gowlings.com.  We look forward to receiving your conditional listing approval at your earliest convenience.

Yours very truly,

GOWLING LAFLEUR HENDERSON LLP

J. Jason McCormick

Enclosure

cc:

Enterra Energy Trust
Attention:  Marcia Johnston

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